Johnstone & Company
Barristers & Solicitors
Experience, dedication, integrity

03003017

03 JAN 13 AM 9:47

PLEASE REPLY TO: KATHLEEN E. SKERRETT, LL.B.
Direct Line: (416) 860-7150 Ext. 251
Direct Email: kathleen@jcolaw.com

SUPPL

December 30, 2002

VIA TELECOPIER ONLY

Fax: (416) 593-3666

Ontario Securities Commission
19th Floor
20 Queen Street West
Toronto, Ontario
M5H 3S8

Attention: Insider Reports

Fax: (780) 422-0777

Alberta Securities Commission
10025 Jasper Avenue
19th Floor
Edmonton, Alberta
T5J 3Z5

Attention: Insider Reports

Fax: (604) 899-6550

British Columbia Securities Commission
12th Floor, Pacific Centre
701 West Georgia Street
Vancouver, B.C. V7Y 1L2

Attention: Insider Reports

COPY

PROCESSED
JAN 22
THOMSON
FINANC

Dear Sirs/Mesdames:

RE: ZTEST Electronics Inc. ("ZTEST")
File No. 1067

Enclosed please find a copy of the Insider Reports for each of **DONALD G. NURSE** dated December 27, 2002 and **WILLAM J. BROWN** dated December 30, 2002.

Yours very truly,

JOHNSTONE & COMPANY

Per: Kathleen E. Skerrett

cc: United States Securities and Exchange Commission - 12g3-2(b) **(Exemption No. 82-4637)** - Via Ordinary Mail

Encl.
KES/ys

dec02.wpd

dlw 1/14

F:\WPDOC\LTR\ZTEST\ins DN & WB

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

Notice - Collection and Use of Personal Information. The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

ZTEST ELECTRONICS INC.

BOX 2. INSIDER DATA

Relationship(s) to reporting issuer: 4

Date of last report filed: Day 4 / Month 3 / Year 2002

or if initial report, date on which you became an insider: Day ___ / Month ___ / Year ___

Change in relationship from last report: [ ] Yes [X] No

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

Family name or corporate name: BROWN

Given names: WILLIAM J.

No. / Street / Apt: 38 OWEN BOULEVARD

City: TORONTO

Prov.: ONTARIO Postal code: M2P 1E9

Business telephone number: 416-365-0060

Business fax number: 416-365-9822

Change in name, address or telephone number from last report: [ ] Yes [X] No

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

[X] ALBERTA [X] ONTARIO
[X] BRITISH COLUMBIA [ ] QUEBEC
[ ] MANITOBA [ ] SASKATCHEWAN
[ ] NEWFOUNDLAND
[ ] NOVA SCOTIA

OTHERS: U.S.S.E.C. - Exemption No. 82-4637

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS A, D, E, AND F ONLY, SEE ALSO INSTRUCTIONS TO BOX 6)

A Designation of class of securities	B Balance of class of securities on last report	C Transactions Date (Day)	Month	Year	Nature	Number/value acquired	Number/value disposed of	Unit price / exercise price	$US	D Present balance of class of securities held	E Direct/indirect ownership/control or direction	F Identify the registered holder where ownership is indirect or the person or company exercising control or direction
OPTIONS	137,500	17	12	2002	50	75,000				212,500	1	See Remark 1
COMMON SHARES	21,765									21,765	1	

ATTACHMENT [ ] YES [X] NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE [X] ENGLISH [ ] FRENCH

KEEP A COPY FOR YOUR FILE

BOX 6. REMARKS

1. The undersigned acquired 75,000 options to purchase common shares at $0.10 per share until December 17, 2007.

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

Name (block letters): WILLIAM J. BROWN

Signature: [signature]

Date of the report: Day 30 / Month 12 / Year 02

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

Notice - Collection and Use of Personal Information. The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

ZTEST ELECTRONICS INC.

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4

DATE OF LAST REPORT FILED (DAY MONTH YEAR): 12 11 2002

OR

IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY MONTH YEAR):

CHANGE IN RELATIONSHIP FROM LAST REPORT: [ ] YES [X] NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: NURSE

GIVEN NAMES: DONALD G.

NO. STREET APT: 510 BRANSTONE DRIVE

CITY: WATERLOO

PROV.: ONTARIO POSTAL CODE: N2T 1X8

BUSINESS TELEPHONE NUMBER: 905-653-4942

BUSINESS FAX NUMBER: 905-653-5321

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: [ ] YES [X] NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

[X] ALBERTA [X] ONTARIO

[X] BRITISH COLUMBIA [ ] QUEBEC

[ ] MANITOBA [ ] SASKATCHEWAN

[ ] NEWFOUNDLAND

[ ] NOVA SCOTIA

Others: U.S.S.E.C. - Exemption No. 82-4637

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS A, D, E AND F ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

A Designation of class of securities	B Balance of class of securities on last report	C Transactions Date: Day	Month	Year	Nature	Number/value acquired	Number/value disposed of	Unit price/exercise price	$ US	D Present balance of class of securities held	E Direct/indirect ownership/control or direction	F Identify the registered holder where ownership is indirect or where control or direction is exercised
OPTIONS	320,000	17	12	2002	50	75,000				395,000	1	See Remark 1
COMMON SHARES	11,561									11,561	3	See Remark 2
COMMON SHARES	751,610									751,610	2	See Remark 3

ATTACHMENT [ ] YES [X] NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE [X] ENGLISH [ ] FRENCH

KEEP A COPY FOR YOUR FILE

BOX 6. REMARKS

1. The undersigned acquired 75,000 options to purchase common shares at $0.10 per share until December 17, 2007.
2. Held by Jessica Nurse, the spouse of the undersigned.
3. Held by Nu-Way Offerings Ltd. in which the undersigned has a 50% interest.

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): DONALD G. NURSE

SIGNATURE: [signature]

DATE OF THE REPORT (DAY MONTH YEAR): 27/12/02